WHITE & CASE White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com

June 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Scott Anderegg

Gambling.com Group Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-1

Confidentially Submitted May 25, 2021

CIK No. 0001839799

Dear Mr. Anderegg:

On behalf of our client, Gambling.com Group Ltd. (the “Company”), we hereby submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated June 11, 2021 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1, as confidentially submitted to the Staff on May 25, 2021.

The Company has revised the Registration Statement in response to the Comments and is filing concurrently with this letter the Registration Statement on Form F-1 (the “Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, we have retyped the Comments (displayed in bold) below, with the Company’s responses set forth immediately below the Comments. All references to page numbers and captions (other than those in the Comments) correspond to pages and captions in the Registration Statement.

High-Quality Customer Base, page 4

1. We note your response to our prior comment four. Please further explain why you believe that online gambling traffic would transfer automatically to your other customers if you were to lose one of your significant online gambling operators. Please also tell us whether your financial condition could be materially impacted if you lost a significant customer given the particular terms of your agreement with that customer or the revenue model used for payment under that agreement.

Response: The Company respectfully acknowledges the Staff’s comment. Similar to travel aggregator websites, such as Hotels.com, Expedia or Orbitz, the Company’s customers are listed on its websites and apps where an end user may browse and

WHITE & CASE

Securities and Exchange Commission

Gambling.com Group Limited

June 25, 2021

choose to engage with certain customers. If the Company or a customer terminated a contract, the Company would no longer promote that customer on the Company’s websites or apps. Consequently, end users of the Company’s websites (i.e., online gamblers) would no longer see links to the former customer’s websites but would continue to see other customers featured on the Company’s websites and apps. For example, if the Company were to stop working with a customer that appears in a top ten list, that customer would be replaced by any one of a long list of the Company’s other customers which qualify to appear in such list. End users would be unlikely to notice any difference and would select an online gambling website from the list of ten regardless. (By analogy, a visitor to Hotels.com looking for accommodation in New York City is equally likely to book a hotel room regardless of the visibility within the website of any single hotel in particular. On the other hand, if an end user were looking for a specific hotel or online gambling website, they would go directly to that site rather than first visiting a comparison-shopping portal such as the Company’s websites.)

As discussed below, one of the drivers of the Company’s revenue growth is increasing conversion rates with existing customers rather than increasing the number of customers it features on its websites and apps. As disclosed on page 71 of the Registration Statement, in 2020, the Company’s reputation as an effective online gambling affiliate drew in over 450 inquiries from potential customers. However, the Company has only chosen to work with some 200 gambling operators as the Company is selective about only working with customers who have the highest expected conversion rates. As disclosed on page 14 of the Registration Statement, for the year ended December 31, 2020, the Company’s top ten customers accounted for 55% of the Company’s revenue and the Company’s largest customer accounted for 20% of the Company’s revenue. These top customers contributed more revenue than the other customers because they were able to convert online gamblers into new depositing customers at a higher rate. The Company cannot guarantee that these top customers will always choose to use the Company’s service. In the event the Company lost a top customer, although the Company is able to direct online gamblers (i.e., traffic) to the Company’s other existing customers, those customers might not be able to convert online gamblers into new depositing customers as frequently as a top customer. While the loss of a top customer may cause a short-term negative impact on the Company’s revenue due to the potential that other customers may not be able to maintain similarly high conversion rates as the top customer, the Company believes the risk of such impact being material to the Company’s overall financial performance to be low. Nevertheless, if the Company is unable to maintain and renew its relationship with its largest customers then the Company’s business could be materially adversely affected.

Further, the loss of any one customer, even a top customer, will not interfere with the Company’s ability to attract end users to the Company’s websites and apps. The Company’s ability to attract end users depends, principally, on how Internet search engines rank the Company’s websites for particular search queries, which in turn depends on the quality of the content of the Company’s websites, among other factors.

WHITE & CASE

Securities and Exchange Commission

Gambling.com Group Limited

June 25, 2021

Finally, the Company has comparable agreements with the vast majority of its customers. The key terms in the agreement for its largest customer are not materially different from the key terms with the other customers. In the event that the Company loses its largest customer, the end users on the Company’s websites and apps would simply pick another online gambling operator customer on the Company’s websites with whom the Company would maintain a similar commercial agreement.

Competition, page 74

2. We note your response to our prior comment 9, however it is unclear why you believe that the online gaming operators you list here are your competitors. We note that these online gaming operators generate revenue by providing gambling services to online gamblers, while you generate revenue through referral payments by directing customers to such online gaming operators. We further note that many of these online gaming operators are your customers. Please advise and revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised disclosures on page 72 of the Registration Statement.

* * *

The Company welcomes any questions you may have and thank you for your attention to the Company’s filings. The Company requests that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to John R. Vetterli at (212) 819-8816 or Jessica Y. Chen at (212) 819-8503.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Mr. Charles Gillespie, Chief Executive Officer, Gambling.com Group Ltd.